FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of June

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X          Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes                     No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

16 June 2022

HSBC UK INVESTOR AND ANALYST SEMINAR

Today HSBC Holdings plc will hold a seminar for investors and analysts on its UK ring-fenced bank, HSBC UK Bank plc ('HSBC UK'), at its headquarters in Birmingham.

The seminar will be formed of several presentations across the afternoon which will discuss HSBC UK's overarching strategy and provide insights into each of its individual businesses, risk, finance and technology.

The event will open at 13:00 BST and run until approximately 18:00 BST. The seminar will be hosted by Ian Stuart (CEO, HSBC UK) and include presentations by HSBC UK's management team, including the Head of Commercial Banking, Head of Wealth & Personal Banking, the Chief Operating Officer, Chief Risk Officer and Chief Financial Officer.

A webcast of the event will be available at:
https://streamstudio.world-television.com/768-1956-32981/en

Copies of the presentations used during the day will be available to view and download prior to the beginning of the event at hsbc.com/investors/investor-events-and-presentations

Investor enquiries to:

UK - Richard O'Connor	Tel: +44 (0) 20 7991 6590
HK - Mark Phin	Tel: +852 2822 4908

Media enquiries to:

UK - Aurora Bonin	Tel: +44 (0) 7438 850 833
HK - Vinh Tran	Tel: +852 2822 4924

Important notice

The information, statements and opinions set out in this announcement, the presentation materials referred to herein and subsequent discussion do not constitute a public offer for the purposes of any applicable law or an offer to sell or solicitation of any offer to purchase any securities or other financial instruments or any advice or recommendation in respect of such securities or other financial instruments.

This announcement and the presentations materials referred to herein may contain projections, estimates, forecasts, targets, opinions, commitments, ambitions, prospects, results, returns and forward-looking statements with respect to the financial condition, results of operations, capital position, strategy and business of HSBC UK and HSBC Holdings plc, including the strategic priorities and any financial, investment and capital targets and any ESG related targets, commitments and ambitions, each of which can be identified by the use of forward-looking terminology such as 'may', 'will', 'should', 'expect', 'anticipate', 'project', 'estimate', 'seek', 'intend', 'target' or 'believe' or the negatives thereof or other variations thereon or comparable terminology (together, 'forward-looking statements'). Any such forward-looking statements are not a reliable indicator of future performance, as they may involve significant stated or implied assumptions and subjective judgements which may or may not prove to be correct. There can be no assurance that any of the matters set out in forward-looking statements are attainable, will actually occur or will be realised or are complete or accurate. The assumptions and judgments may prove to be incorrect and involve known and unknown risks, uncertainties, contingencies and other important factors, many of which are outside the control of HSBC UK. Actual achievements, results, performance or other future events or conditions may differ materially from those stated, implied and/or reflected in any forward-looking statements due to a variety of risks, uncertainties and other factors (including without limitation those which are referable to general market conditions, regulatory changes, geopolitical tensions such as the Russia-Ukraine war, the impact of Covid-19 or as a result of data limitations and changes in applicable methodologies in relation to ESG related matters). Any such forward-looking statements are based on the beliefs, expectations and opinions of HSBC UK and HSBC Holdings plc at the date the statements are made, and HSBC UK and HSBC Holdings plc do not assume, and hereby disclaim, any obligation or duty to update, revise or supplement them if circumstances or management's beliefs, expectations or opinions should change. For these reasons, recipients should not place reliance on, and are cautioned about relying on, any forward-looking statements. No representations or warranties, expressed or implied, are given by or on behalf of the HSBC UK or HSBC Holdings plc as to the achievement or reasonableness of any projections, estimates, forecasts, targets, prospects or returns contained herein or in the presentations materials referred to herein.

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The HSBC Group serves customers worldwide from offices in 64 countries and territories in its geographical regions: Europe, Asia, North America, Latin America, and Middle East and North Africa. With assets of US$3,022bn at 31 March 2022, HSBC is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 16 June 2022